Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2900, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS RECORD QUARTERLY GOLD PRODUCTION AT ISLAND GOLD MINE IN Q2 2015;
ACHIEVES RECORD QUARTERLY REVENUE

MONTREAL, Quebec, Canada, July 13, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces record quarterly performance metrics at the Island Gold Mine of 14,997 ounces of gold produced and an average daily mill throughput of 787 tonnes per day during the second quarter of 2015 (“Q2 2015”). On a consolidated basis, the Corporation’s Q2 2015 gold production totaled 26,314 ounces and gold sales attained 27,566 ounces, which generated consolidated revenues of $40.6 million during the three month period, a new quarterly record for the Corporation.

Highlights:

  Q2 2015 gold production of 26,314 ounces and gold sales of 27,566 ounces, resulting in record quarterly revenues of $40.6 million; Q2 2014 gold production of 27,510 ounces and gold sales of 27,790 ounces;

  Six month gold production of 52,173 ounces and gold sales of 52,357 ounces, increases of 8% and 9%, respectively, over the comparable 2014 levels;

  Mill production at Island Gold exceeded expectations averaging 787 tpd in Q2 2015 with May and June both milling in excess of 800 tpd;

  Second quarter average realized gold price in CAN$ of $1,468 per ounce in 2015, up 5% over the same period in 2014;

  Island Gold development initiatives on plan and budget: main access ramp extended to 700 metre depth and the 620 level exploration/definition drift lengthened to 478 metres; exploration drilling initiated in early June to test the potential eastern-down plunge extension of the currently identified resource envelope, with first results expected in Q3 2015;

  Cash balance of approximately $78 million at June 30, 2015, compared to $70.7 million at March 31, 2015;

  Annual gold production guidance of 78,000 - 88,000 ounces maintained for 2015.

Renaud Adams, President and CEO of Richmont Mines, commented: “I am very pleased with the significant progress made at our Island Gold Mine during the quarter and with the important contribution that this asset made to a notable achievement in Richmont’s 23 year production history, namely a new record high quarterly revenue level. Average mine production at Island Gold met our immediate goal to consistently mine and truck an increasing amount of ore per day from underground, and is a key first step in the repositioning of the mine. Mill productivity has exceeded expectations reaching throughput in excess of 800 tpd in both May and June, an objective we had targeted to achieve by year end. We are now in the process of analyzing the additional work required to increase the mill run rate to 900 tonnes per day - its permitted average operating limit. Our Quebec platform continued to be a strong contributor to Richmont’s portfolio during the second quarter, and I am pleased with their overall execution during the period.”

RICHMONT MINES REPORTS RECORD QUARTERLY GOLD PRODUCTION AT ISLAND GOLD MINE IN Q2 2015; ACHIEVES RECORD QUARTERLY REVENUE
July 13, 2015

	Three months ended			Six months ended
	June 30	June 30%		June 30	June 30%
	2015	2014	Change	2015	2014	Change

Gold ounces produced
Island Gold Mine	14,997	10,681	+40%	25,761	21,820	+18%
Beaufor Mine	7,082	8,167	-13%	15,045	12,568	+20%
Monique Mine	4,235	5,465	-23%	11,367	9,220	+23%
W Zone	-	3,197		-	4,904	-
Total gold ounces produced	26,314	27,510	-4%	52,173	48,512	+8%

Gold ounces sold
Island Gold Mine	15,703	11,536	+36%	24,626	21,795	+13%
Beaufor Mine	6,888	7,541	-9%	15,719	11,843	+33%
Monique Mine	4,975	5,622	-12%	12,012	9,873	+22%
W Zone	-	3,091	-	-	4,691	-
Total gold ounces sold	27,566	27,790	-	52,357	48,202	+9%

Avg. realized gold price (US$/oz)	1,194	1,283	-7%	1,200	1,292	-7%
Avg. realized gold price (CAN$/oz)	1,468	1,399	+5%	1,482	1,417	+5%

Island Gold Mine

The Island Gold Mine produced 14,997 ounces in the second quarter of 2015, a new quarterly production record for the operation and a 40% increase from the same period in the prior year. The robust production was driven by the ongoing implementation of improvements at the mine, which translated into an average daily production of 759 tpd of mined ore over the three months. As a result of the strong operational momentum from the mine, the mill’s 800 tpd capacity was successfully tested and achieved on several occasions during the quarter. This resulted in a record of 71,584 tonnes, or 787 tonnes on a daily basis, being milled over the three months, with May and June both reaching averages of over 800 tonnes per day. The Corporation is currently assessing the additional work and investment needed to increase capacity at the mill to the permitted operating level of 900 tonnes per day.

Results during the second quarter also benefited from a better grade that was attributable to the selective mining of higher-grade ore from the Goudreau Zone, and the addition of good grade ore from the development of new resources located below a depth of 400 metres.

Development work at the Island Gold Mine advanced well during the second quarter of 2015, with the main access ramp reaching a depth of 700 metres as at June 30, on plan and on budget. The 620 metre level exploration/definition drift had also been successfully extended to a total length of 478 metres, and the underground exploration drilling campaign to test the eastern down-plunge of the research envelope was initiated in early June. The first results from this program are expected in Q3 2015.

RICHMONT MINES REPORTS RECORD QUARTERLY GOLD PRODUCTION AT ISLAND GOLD MINE IN Q2 2015; ACHIEVES RECORD QUARTERLY REVENUE
July 13, 2015

Beaufor Mine

The Beaufor Mine produced 7,082 ounces of gold in the second quarter, a 13% decrease from last year that was primarily attributable to the expected lower mined grade in the current period attributable to the greater amount of development undertaken in April. Production in the first six months of 2015 totaled 15,045 ounces, which represents a 20% improvement over 2014 production levels. Year-to-date results benefited from production ore that originated from the higher-grade M Zone and as a result of a more selective mining approach initially implemented in 2014. The Beaufor Mine generated gold sales of 6,888 ounces in Q2 2015 and 15,719 ounces in the first six months of the year, compared to 7,541 ounces and 11,843 ounces, respectively, in the comparable periods of 2014.

Monique

Processing of the mid-grade ore from the Monique stockpile resulted in production of 4,235 ounces during Q2 2015. This performance exceeded expectations and is attributable to a better than expected grade, and compares to production of 5,465 ounces in Q2 2014 when the mine was in operation. For the first six months of 2015, Monique produced 11,367 ounces of gold, 23% above prior year levels, and a reflection of the Corporation’s strategy to prioritize the milling of higher grade material. Milling of the higher grade ore was completed in April, and the Corporation finished milling the mid-grade material stockpile in Q2 2015.

Richmont is currently finalizing the details of a custom milling contract with a mining company in the Abitibi region of Quebec. The contract will include the milling of 50,000 to 60,000 tonnes of ore from this company at Richmont’s Camflo Mill during the period from mid-July through the end of December 2015. As such, the processing of the remaining Monique stockpile will be slightly extended, and is now expected to be completed by the end of 2015, versus the previous timing announced by Richmont of September 2015.

RICHMONT MINES REPORTS RECORD QUARTERLY GOLD PRODUCTION AT ISLAND GOLD MINE IN Q2 2015; ACHIEVES RECORD QUARTERLY REVENUE
July 13, 2015

Richmont will release full financial results for the second quarter of 2015 before markets open on Thursday, August 6, 2015. The Corporation will hold a conference call at 10:00 am (EST) to discuss results, accessible by dialing 1 888 241-0394 (North America toll free), or 647 427-3413 (local and International). A replay of this conference will be available for 30 days, and can be accessed by dialing 1 855 859-2056 (North America toll free) or 404 537-3406 (local and International), and entering conference ID # 81655432.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States dollar exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, unless required by applicable securities laws.

For more information, please contact:

Jennifer Aitken, MBA, Director, Investor Relations	Steve Burleton, Vice-President, Business Development
RICHMONT MINES INC.	RICHMONT MINES INC.
E-mail: jaitken@richmont-mines.com	E-mail: sburleton@richmont-mines.com
Phone: 514 397-1410	Phone: 416 368-0291 ext. 102

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Website: www.richmont-mines.com
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